Exhibit 99.2

                           INTRAOP MEDICAL CORPORATION
                     AMENDMENT TO 2005 EQUITY INCENTIVE PLAN

                  Adopted by Board: Effective November 19, 2007

      Effective November 19, 2007, the Intraop Medical Corporation 2005 Equity Incentive Plan (the "Plan") is amended as follows:

1. The first sentence of Section 3 of the Plan, entitled "Stock Subject to Plan," is restated to read as follows:

            3. Stock Subject to Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is forty five million six hundred fifty nine thousand six hundred sixty four (45,659,664) Shares.